Exhibit 23.1
                                                                    ------------







The Board of Directors and Stockholders
Metromedia International Group, Inc.:


We consent to incorporation by reference in the registration statements (Nos. 33-63853 and 33-63867) on Form S-3 of Metromedia International Group, Inc. of our report dated February 29, 1996, relating to the consolidated balance sheets of Metromedia International Group, Inc. and subsidiaries as of December 31, 1995, and February 28, 1995, and the related consolidated statements of operations, common stock, paid-in surplus and accumulated deficit, and cash flows for the year ended December 31, 1995 and each of the years in the two-year period ended February 28, 1995, and the related schedules, which report appears in the December 31, 1995, annual report on Form 10-K of Metromedia International Group, Inc.



                                   KPMG Peat Marwick LLP




New York, New York
February 29, 1996